UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: GSC Investment Corp.(1)
Address of Principal Business Office (No. & Street, City, State, Zip Code): 12 East 49th Street, Suite 3200, New York, New York 10017
Telephone Number (including area code): (212) 884-6200
Name and address of agent for service of process:

David L. Goret
Vice President and Secretary
GSC Investment Corp.
12 East 49th Street
Suite 3200
New York, New York 10017
Copies to:
Winthrop B. Conrad, Jr., Esq.
Danforth Townley, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
_______________________
(1) In connection with the offering contemplated in connection with the registration statement referenced below, GSC Investment LLC, a Maryland limited liability company, has merged with and into, in accordance with Maryland law, a Maryland corporation named GSC Investment Corp.

Check one of the following:

☒
The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: March 21, 2007

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
Not applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 21st day of March, 2007.

[SEAL]		GSC Investment Corp.
	By	/S/ THOMAS V. INGLESBY
	Name:	Thomas V. Inglesby
	Title:	Chief Executive Officer and President
Attest:	/S/ DAVID L. GORET
Name: David L. Goret
Title: Vice President and Secretary